Exhibit 99.1

Bright Scholar Continues to Execute its Share Repurchase Program

FOSHAN, November 16, 2018 (PR Newswire) — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced that it has repurchased 3,009,655 of its American depositary shares (“ADSs”) as of November 15, 2018, for an aggregate purchase price of approximately US$37.2 million, since the adoption of its previously announced share repurchase program in April 2018 (the “2018 Share Repurchase Program”).

The Company may repurchase up to US$100 million worth of ADSs under the 2018 Share Repurchase Program, which will expire in April 2019. The Company will continue to execute the 2018 Share Repurchase Program, subject to market conditions, the Company’s working capital requirements, general business conditions and other factors, and may consider raising its repurchase limit if necessary.

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of August 31, 2018, Bright Scholar operated 65 schools covering the breadth of K-12 academic needs of its students across eight provinces in China. In the fiscal year 2018 school year ended August 31, 2018, Bright Scholar had an average of 36,679 students enrolled at its schools.

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the implementation of the 2018 Share Repurchase Program, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

FleishmanHillard

Email: BrightScholar.ir@fleishman.com

Phone: +852 2586 7825